UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 18)*

Empire Resorts, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value Per Share

(Title of Class of Securities)

292052107

(CUSIP Number)

Steven L. Wilner, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 212-225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule

13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See

§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  292052107

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). Kien Huat Realty III Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	Isle of Man

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	28,912,940
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	28,912,940

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	28,912,940

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	X

13.	Percent of Class Represented by Amount in Row (11)	88.8%

14.	Type of Reporting Person (See Instructions)	CO

CUSIP No.  292052107

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). Lim Kok Thay

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	Malaysia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	28,912,940
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	28,912,940

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	28,912,940

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	X

13.	Percent of Class Represented by Amount in Row (11)	88.8%

14.	Type of Reporting Person (See Instructions)	IN

This Amendment No. 18 (this “Amendment No. 18”) amends and supplements the Schedule 13D filed by Kien Huat Realty III Limited (“Kien Huat”) and Lim Kok Thay (“Mr. Lim” and, together with Kien Huat, the “Reporting Persons”) with the Securities and Exchange Commission on August 27, 2009, as previously amended (the “Schedule 13D”), relating to the common stock, par value $.01 per share (the “Common Stock”) of Empire Resorts, Inc. (the “Issuer”). All capitalized terms used in this Amendment No. 18 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Items 3, 4, 5 and 6 are hereby amended and supplemented to add the following:

Item 3. Source and Amount of Funds or Other Consideration

The disclosure set forth under Item 4 of this Amendment No. 18 is incorporated herein by reference.

Item 4. Purpose of Transaction

As previously reported, on December 28, 2017 (the “Closing Date”), Empire Resorts, Inc. (“Issuer”), Montreign Holding Company, LLC, the Issuer’s wholly-owned subsidiary (“Montreign Holding”), and Kien Huat Realty III Limited (“Kien Huat”) entered into a Note Exchange Agreement (the “Kien Huat Note Exchange Agreement”). The Kien Huat Note Exchange Agreement provides for the issuance of 1,379,873 shares of Issuer common stock (the “Exchange Shares”) to Kien Huat in full satisfaction of a promissory note (the “KH Note”), dated January 24, 2017, issued by Montreign Holding to Kien Huat (such exchange, the “Note Exchange”). As of the Closing Date, total indebtedness outstanding under the KH Note was $36,166,465.27, which amount was exchanged for the Exchange Shares at an exchange rate of $26.21, which exchange rate represents the volume-weighted average price of the Issuer’s common stock for the 30-day period immediately preceding the Closing Date. In connection with the Note Exchange, the Issuer was released from all of its obligations pursuant to the loan documents related to the KH Note, including the termination of the Issuer’s pledge of its membership interests in Montreign Holding.

Additional Agreements with Kien Huat

In connection with the Note Exchange, on the Closing Date, the Issuer and Kien Huat amended the terms of certain existing obligations of Kien Huat, as follows:

•               The Issuer and Kien Huat amended (the “Commitment Letter Amendment”) that certain commitment letter dated June 26, 2014, (as amended on January 2, 2015 and September 22, 2015, the “Commitment Letter”). The Commitment Letter, among other things, had committed Kien Huat to make certain equity investments to support the Issuer’s development of Resorts World Catskills and related development projects in Sullivan County, New York. Pursuant to the Commitment Letter Amendment, Kien Huat’s obligation to participate in, and backstop, a follow-on rights offering of up to $35 million on the same terms and conditions and at the same subscription price as the rights offering conducted by the Issuer in January 2016 was terminated. Other than the termination of such follow-on standby purchase commitment, all other terms of the Commitment Letter remain unchanged.

•               The Issuer and Kien Huat amended that certain letter agreement, dated February 17, 2016 (the “Kien Huat Letter Agreement”) to extend by one year Kien Huat’s obligation not to engage in a going-private transaction with Empire without the prior approval of the majority of Empire’s minority shareholders and a majority of the disinterested directors of Empire (the “Amendment to Kien Huat Letter Agreement”). As a result of the Amendment to Kien Huat Letter Agreement, such restriction now covers a period ending on or about February 2020. Other than this one-year extension, all other terms of the Kien Huat Letter Agreement remain unchanged.

These summary descriptions of the Kien Huat Note Exchange Agreement, the Commitment Letter Amendment and the Amendment to Kien Huat Letter Agreement are qualified in their entirety by reference to the actual Kien Huat Note Exchange Agreement, Commitment Letter Amendment and Amendment to Kien Huat Letter Agreement, which are filed as Exhibits 10, 11 and 12 hereto, respectively, and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

The disclosure set forth under Item 4 of this Amendment No. 18 is incorporated herein by reference.

(a-b) As of the date hereof, the Reporting Persons may be deemed to share beneficial ownership of 28,912,940 shares of Common Stock, representing approximately 88.8% of the outstanding Common Stock (calculated on a the basis of a total of 32,557,617 shares of Common Stock believed to be outstanding (based on the 31,177,744 shares of Common Stock reported to be outstanding as of October 31, 2017, by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 plus the 1,379,873 shares newly issued in the Note Exchange)).

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The disclosure set forth under Item 4 of this Amendment No. 18 is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2018

Kien Huat Realty III Limited By: /s/ Gerard Lim Name: Gerard Lim Title: Director

/s/ Lim Kok Thay by Gerard Lim
Lim Kok Thay

EXHIBIT INDEX

Exhibit Index	Description

Exhibit 1	Joint Filing Agreement, dated as of August 27, 2009, by and between Lim Kok Thay and Kien Huat Realty III Limited.

Exhibit 2	Investment Agreement, dated as of August 19, 2009, by and between Empire Resorts, Inc. and Kien Huat Realty III Limited (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on August 19, 2009).

Exhibit 3	Stockholder Voting Agreement, dated as of August 19, 2009, by and among Empire Resorts, Inc., Kien Huat Realty III Limited and the stockholders signatory thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on August 19, 2009).

Exhibit 4	Registration Rights Agreement, dated as of August 19, 2009, by and between Empire Resorts, Inc. and Kien Huat Realty III Limited (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on August 19, 2009).

Exhibit 5	Custody Agreement, dated as of August 19, 2009, by and between Kien Huat Realty III Limited and JPMorgan Chase Bank, National Association, as Custodian (incorporated by reference to Exhibit 5 to Schedule 13D filed on August 27, 2009).

Exhibit 6	Standby Purchase Agreement dated as of April 12, 2013, by and between Empire Resorts, Inc. and Kien Huat Realty III Ltd. (incorporated by reference to Exhibit 6 to Amendment No. 8 to Schedule 13D filed on April 15, 2013).

Exhibit 7	Standby Purchase Agreement dated as of January 2, 2015, by and between Empire Resorts, Inc. and Kien Huat Realty III Ltd. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on January 5, 2015).

Exhibit 8	Standby Purchase Agreement dated as of December 31, 2015, by and between Empire Resorts, Inc. and Kien Huat Realty III Ltd. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on January 4, 2016).

Exhibit 9	Letter Agreement dated February 17, 2016, by and between Empire Resorts, Inc. and Kien Huat Realty III Ltd. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on February 18, 2016).

Exhibit 10	Note Exchange Agreement, dated as of December 28, 2017, among Empire Resorts, Inc., Montreign Holding Company, LLC, and Kien Huat Realty III Limited (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by the Issuer on January 3, 2018).

Exhibit 11	Amendment to Commitment Agreement, dated as of December 28, 2017, by and between Empire Resorts, Inc., and Kien Huat Realty III Limited (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on January 3, 2018).

Exhibit 12

Amendment to Letter Agreement, dated as of December 28, 2017, by and between Empire Resorts, Inc., and Kien Huat Realty III Limited (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by the Issuer on January 3, 2018).